Exhibit 99.1

Results of Annual General Meeting

Sydney, Australia – June 5, 2023 - Integrated Media Technology Limited (NASDAQ: IMTE) (“IMTE” or the “Company”), announces the outcome of the resolution considered at the Company’s Annual General Meeting (“AGM”) held at 10:30am (Sydney, Australia time) on May 31, 2023.

RESULTS OF AGM

All resolutions set out in the Notice of AGM dated May 2, 2023 were approved by greater than 50% of shareholders present by polls. Proxy/Votes Summary details of the resolutions and the proxies received for the resolutions are disclosed below.

Resolution 1. Approval of Appointment of Director: Hazran Mohamed

For	Against	Abstain	Proxy’s Discretion
3,217,925	-	-	-

For and on behalf of the Board

/S/ Xiaodong Zhang
Xiaodong Zhang
Chief Executive Officer

About Integrated Media Technology Limited (“IMTE”)

IMTE is an Australian company engaged in the business of trading in Halal products, the manufacture and sale of nano coated plates for filters, the trading of luxury products on its digital assets trading platform, and the manufacturing and sale of electronic glass for the USA markets. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding IMTE’s expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company’s most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the section entitled “Risk Factors” in IMTE’s annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE’s periodic filings with the SEC, which are accessible on the SEC’s website and at http://www.imtechltd.com.

Investor Relations Contact:

Email: corporate@imtechltd.com

Suite 1401, Level 14, 219-227 Elizabeth Street, Sydney NSW 2000 Australia

T: +61 8 8233 0881 www.imtechltd.com A.B.N. 98 132 653 948